                                                                 Exhibit 99(D)28

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer and the proposals set out in this letter. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer and the proposals set out in this letter.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this letter, forms of elections and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

-------------------------------------------------------------------------------

Schlumberger Investments                                       Sema plc
8th Floor                                                      233 High Holborn
South Quay Plaza II                                            London
183 Marsh Wall                                                 WC1V 7DJ
London
E14 9SH                                                        Registered in
                                                               England
Registered in England                                          No. 1240677
No. 04157867

                                                                  23 April 2001

To: Participants in the LHS Group Inc. Stock Incentive Plan 1996 and the LHS Group Inc. Amended and Restated Stock Incentive Plan (the LHS Plans)

Dear Participant

          RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA

1.Introduction

You will be aware of the Offer (the Offer) made by Lehman Brothers on behalf of Schlumberger Investments for Sema plc (Sema).

(i)Options now exercisable

Schlumberger Investments announced on 6 April 2001 that the Offer was unconditional in all respects. All outstanding options to purchase Sema Shares (Sema Shares) under the LHS Plans may now be exercised. This letter explains the choices open to you in respect of your option(s) under the LHS Plans and the steps you should take to give effect to your choice.

Enclosed with this letter is a form of election (the Form of Election) which you should use to make your choice and which must be returned to your local HR representative or AST as appropriate by 5.00 p.m. on 14 May 2001.

You are advised to refer to the Offer Document, which contains the full terms and conditions of the Offer, when considering your choices. Words and expressions in this letter and the Form of Election have the same meaning as in the Offer Document unless stated otherwise. A copy of the Offer Document is available on the Sema Intranet site.

(ii)Out of the Money options

Your attention is drawn to the fact that some options may have been granted at exercise prices of a dollar value which is higher than the Offer Price of 560p per Sema Share. This will depend on the exchange rate at which your exercise monies are converted from US dollars into pounds sterling. Where the exercise price is higher than the Offer Price and you choose to exercise your option(s) and acquire Sema Shares and accept the Offer (or retain or sell in the market those Sema Shares or they are compulsorily acquired by Schlumberger Investments), you would receive less for those Sema Shares than you paid for them and you would suffer a loss.

(iii)Compulsory acquisition

Please note that Schlumberger Investments has today exercised its right to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the UK Companies Act 1985.

2.Courses of Action

In summary, your choices are as follows:

  1. To accept a cash payment in return for the cancellation of your option(s) (the Cash Cancellation Offer); or

  2. To exercise your option(s) and either accept the Offer (the Exercise and Acceptance Proposal), sell your Sema Shares in the market, or retain your Sema Shares; or

  3. To do nothing in which case your option(s) will remain exercisable until their normal expiry date unless you leave the employment of the Sema Group at an earlier date.

Choice 1 Cash Cancellation Offer

You may accept a cash payment in return for cancelling your option(s). This effectively gives you the gain you would have made if you had exercised your option(s) to subscribe for Sema Shares and accepted the Offer.

Under the Cash Cancellation Offer, you will be paid cash in return for your agreement to cancel your option(s). The amount of the cash cancellation payment will be the amount by which the Offer Price of 560p per Sema Share exceeds the exercise price for each Sema Share under your option(s).

Procedure to accept the Cash Cancellation Offer

If you wish to accept the Cash Cancellation Offer for your option(s), you should tick Box A of the Form of Election. You should then send the completed Form of Election to your local HR representative to be received by not later than 5.00 p.m. on 14 May 2001.

If you elected to accept the Cash Cancellation Offer for your option(s), then provided that you have properly completed and returned the Form of Election as instructed, you will be paid the cash cancellation payment to which you are entitled (subject to any withholding) with your pay for June (or during June 2001 if you are a weekly paid employee). This amount will be paid in US dollars, and will be calculated using the exchange rate obtainable on the spot market in London at approximately noon (London time) on 14 May 2001.

A summary of the tax treatment of United States tax resident and Malaysian tax resident option holders who choose the cash cancellation alternative is set out in the appendix to this letter. If you are tax resident in any jurisdiction other than the United States or Malaysia you should take independent advice on the consequences of your choice.

Choice 2 Exercise your option

Alternatively you may exercise your option(s) under the LHS Plans to subscribe for Sema Shares.

You may then:

  (i) accept the Offer in relation to the Sema Shares you acquire; or

  (ii) retain all or any of such Sema Shares (although such Sema Shares will be compulsorily acquired by Schlumberger Investments on 4 June 2001); or

  (iii) sell your Sema Shares in the market. However, it may not be possible to sell at the Offer Price of 560p and you will incur dealing costs in respect of such sale. It is also expected that Sema Shares will have their listing on the London Stock Exchange cancelled on 9 May 2001 and on the Nasdaq in the near future.

If you exercise your option(s) and accept the Offer using the enclosed Form of Election, you will be entitled to receive in accordance with the terms set out in the Offer Document:

                   for each Sema Share         560p in cash

If you accept the Offer in respect of the Sema Shares acquired on exercise of your option(s), instead of receiving cash consideration in pounds sterling, you may elect to receive it in US dollars. If you make such an election, the cash to which you would otherwise be entitled under the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by Schlumberger Investments to the relevant payment agent for delivery in respect of the relevant Sema Shares. You can only elect to receive US dollars in respect of all your Sema Shares acquired on exercise of your option(s) (you cannot elect to receive both pounds sterling and US dollars).

Procedure to exercise your option and accept the Offer

If you wish to exercise your option(s), other than any out of the money option(s), and accept the Offer in respect of the Sema Shares you acquire on exercise, you should tick Box B on the Form of Election. You will need to fund the exercise price of your option(s). The Form of Election must be accompanied by a cheque for the relevant exercise price in US dollars made payable to Sema plc.

You should then send your completed Form of Election together with your cheque payable to Sema plc to Karen Jagram, AST, 250 Broadway, 14th Floor, New York, NY10007, USA so as to be received no later than 5.00 p.m. on 14 May 2001.

If you have properly completed and returned the Form of Election as instructed above you will be posted a cheque for the amount due to you (after any withholding) within 14 days of Computershare Trust Company of New York (Schlumberger Investments' forwarding agent in respect of the Offer) receiving your completed Form of Election.

Procedure to exercise your option(s) but not accept the Offer

If you wish to exercise your option(s) but you do not wish to accept the Offer, do not complete the Form of Election. You should contact your local HR representative who will supply you with the necessary form.

The exercise of your option(s) under the LHS Plans will have tax consequences for you. If you are United States tax resident, please read the Appendix (United States Tax Treatment) to this letter and the United States federal income taxation section set out in paragraph 14 of Appendix IV of the Offer Document carefully before deciding what course of action to take. If you are Malaysian tax resident, please read the Appendix (Malaysian Tax Treatment) to this letter, before deciding what course of action to take. If you are tax resident in any other jurisdiction than the United States or Malaysia you should take independent advice on the tax consequences of your choice.

Take no action

If you take no action, your option(s) will remain exercisable in the normal way and will lapse in due course under the rules of the LHS Plans.

3.General


If you are already in a special exercise period which is unconnected with the Offer (for example, because you have already left the employment of the Sema Group and have an existing right to exercise your option(s)), you can only exercise your option(s) during that special period or any shorter period which arises under the rules of the LHS Plans as a result of the Offer. Nothing in this letter serves to extend the life of an option which lapses (or has already lapsed) under the rules of the relevant LHS Plan.

4.Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document, accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee* accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

5.Recommendation

The Sema Advisory Committee, which has been so advised by Credit Suisse First Boston and NM Rothschild & Sons Limited, consider the proposals to option holders under the LHS Plans set out in this letter to be fair and reasonable. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild & Sons Limited have taken into account the Sema Advisory Committee's commercial assessments. The Sema Advisory Committee recommend that option holders with "in the money" options accept either the Exercise and Acceptance Proposal or the Cash Cancellation Offer according to their individual circumstances and that option holders with "out of the money" options do not choose to exercise their option(s) and in doing so, allow them to lapse.

6.Further Assistance

The decision as to which course of action to take is a matter for you. You should bear in mind, in particular, the time limits and tax position explained in this letter.

If you are in any doubt about which course of action to choose, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter you should contact your local HR representative.

                                Yours faithfully

For and on behalf of                                      For and on behalf of
Schlumberger Investments                                  Sema plc

/s/ Jean-Dominique Percevault                             /s/ Sir Julian Oswald

Jean-Dominique Percevault                                 Sir Julian Oswald
Director                                                  Chairman

*"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Fryer, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

                                   APPENDIX

                          United States Tax Treatment

Summarised below are some of the United States taxation implications of the courses of action described in this letter for participants resident or ordinarily resident in the United States of America for tax purposes. This appendix is for guidance only. The precise implications for you will depend on your particular circumstances and, if you are in any doubt as to your taxation position or you are subject to taxation in any jurisdiction other than the United States, you should consult your own appropriate professional adviser before taking any action (If you are tax resident in Malaysia, see the Malaysian tax summary below).

You should also refer to paragraph 14 of Appendix IV of the Offer Document for additional information on United States federal income taxation relating to the Offer.

ACCEPTANCE OF THE CASH CANCELLATION OFFER

If you accept the cash cancellation offer, any amount received in consideration of the cancellation of your option will be taxed as ordinary income and be subject to applicable withholding of taxes (federal, state and local income taxes, FICA, etc.).

EXERCISE OF OPTION AND ACCEPTANCE OF THE OFFER

Non-statutory Options. Generally, you will recognize ordinary income when you exercise your Non-statutory Option in an amount equal to the excess of the fair market value of the underlying stock on the date of exercise over the exercise price. Gain or loss on your subsequent sale or other disposition of the stock acquired upon the exercise of your Non-statutory Option (including pursuant to the Offer) will be measured by the difference between the amount realized on the disposition and the tax basis of such stock, and will generally be long-term or short-term capital gain or loss depending on how long you have held the stock. The tax basis of the stock acquired upon the exercise of any Non-statutory Option will be equal to the sum of the exercise price of such Non-statutory Option and the amount included in income with respect to such option.

Incentive Options. In general, you are not subject to any taxation upon the exercise of an Incentive Option. To receive special tax treatment as an Incentive Option under the Internal Revenue Code as to stock acquired upon exercise of an Incentive Option, you must neither dispose of such stock within two years after the Incentive Option is granted nor within one year after the transfer of the stock to you pursuant to exercise of such option. In addition, you must remain employed by the company or a qualified subsidiary at all times between the date of grant and the date three months (one year in the case disability) before exercise of the option. (Special rules apply in the case of the death of the option holder.)

If the holding period rules noted above are not satisfied, gain recognized on the disposition (a "disqualifying disposition") of the stock acquired upon the exercise of your Incentive Option (including pursuant to the Offer) will be characterized as ordinary income. Such gain will be equal to the difference between the exercise price and the value of the stock at the time of exercise. (Special rules may apply to disqualifying dispositions where the amount realized is less than the value at exercise.) Any excess of the amount realized upon such disposition over the value at exercise will generally be long-term or short-term capital gain depending on the holding period involved.

If the holding period rules noted above are satisfied, generally, any gain recognized on the sale of the stock will be treated as capital gain. However, the exercise of an Incentive Option (if the holding period rules described in this paragraph are satisfied) will give rise to income includable by you in your alternative minimum taxable income for purposes of the alternative minimum tax in an amount equal to the excess of the value of the stock acquired on the date of the exercise of the option over the exercise price.

The foregoing tax discussion is intended to be a general description of certain expected federal income tax results under current law. No attempt has been made to address any state and local, foreign or estate and gift tax consequences that may arise in connection with participation in the Plan. All affected individuals should consult their own advisors for any specific advice as to their own tax situation or if they wish any further details or have special questions.

                            Malaysian Tax Treatment

Summarised below are some of the Malaysian taxation implications of the courses of action described in this letter for participants resident or ordinarily resident in Malaysia for tax purposes. This appendix is for guidance only. The precise implications for you will depend on your particular circumstances and, if you are in any doubt as to your taxation position or you are subject of taxation in any jurisdiction other than Malaysia, you should consult your own appropriate advisor before taking any action (if you are tax resident in the United States see the United States summary above).

ACCEPTANCE OF THE CASH CANCELLATION OFFER

If you accept the cash cancellation offer, the amount received in consideration of the cancellation of your option will be taxable as an employment sourced income and withholding tax and social security contributions would be applicable.

EXERCISE OF OPTION AND ACCEPTANCE OF THE OFFER

If you decide to exercise your option, you will be subject to taxation on the taxable benefit, if any at the time of exercise. The taxable benefit is the amount equal to the excess of the fair market value of the underlying shares on the date of grant over the exercise price.

The subsequent disposal of such shares will not attract Malaysian tax.